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REPLY TO TALLAHASSEE OFFICE

December 8, 2004

Christian Windsor, Esq.

Special Counsel

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Partners Financial Corporation Form SB-2 filed October 29, 2004

File No. 333-120068

Dear Mr. Windsor:

We are writing in response to your letter dated November 26, 2004, regarding Partners Financial Corporation’s Registration Statement on Form SB-2. Enclosed, please find marked and clean copies of a Pre-Effective Amendment Number One to that document. With respect to the cover page of the prospectus, we have significantly amended its contents. We believe the new version better complies with Rule 501 of Regulation SB and incorporates your comments and suggestions. In addition, responses to each of the Securities and Exchange Commission staff’s comments are below. In our responses, references to page numbers correspond to page numbers in the marked version of the document.

General

1.	Please eliminate the defined terms, such as “Bank,” “OTS” and “FDIC.” Use the full name of the bank or a shortened version that is clear form context and not generic. Avoid use of acronyms that may not be widely known.

Response: We have eliminated all explicitly defined terms from the Registration Statement (see pages 1, 14, 15, 19, and 20). In places where the context makes the reference clear, we have referred to: (i) Partners Bank (In Organization) as the bank (see pages 1, 4, and 17); (ii) Partners Financial Corporation as the holding company (see page 17); (iii) the Federal Deposit Insurance Corporation as the FDIC (see pages 1, 14, 17); and (iv) the Office of Thrift Supervision as the OTS (see pages and 1, 14, 17 and 18). All use of acronyms for statutes, the Federal Home Loan Bank and regulatory rating systems have been eliminated (see pages 14 through 21).

Christian Windsor, Esq.

December 8, 2004

2.	If Partners Financial or Partners Bank maintains a website, please disclose the website address.

Response: Neither Partner Financial Corporation nor Partners Bank (In Organization) currently maintains an Internet website.

3.	Please advise the staff as to the location of the information required by Item 201 of Regulation S-B. In your amendment, please discuss the steps taken by management, if any, to facilitate the trading your shares on the Pink Sheets or any other market system.

Response: The information required by Item 201(a)(1) appears on the cover page, in the Risk Factors on page 4, and in the Terms of Offering on page 8. The information required by Item 201(a)(2) appears under Executive Compensation on page 35 or is otherwise not applicable. The information required by Item 201(b) appears in the Terms of Offering on page 8. The information required by Item 201(c) in Dividend Policy on page 14 and under Supervision and Regulation on page 17. The information required by Item 201(d) appears under Executive Compensation on page 35. We do not believe the tabular disclosure required by Item 201(d) is useful in this document because no securities have been reserved for issuance at this time and no options have been granted.

Cover Page

4.	Expand the second paragraph to state that the insiders will also receive warrants to acquire 305,000 shares and, upon exercise, will own between 34% and 47% of Partners Financial.

Response: We have expanded the disclosure on the cover page to more fully describe the insider’s ownership of Partners Financial Securities after the offering.

5.	Revise the cover page to clarify that you must receive regulatory approval in order to begin operations. Also, please clarify that breaking escrow is contingent upon receiving any level of OTS or FDIC approval.

Response: We have revised the cover page to include greater disclosure of the significance of regulatory approval to both commencing operations and breaking escrow.

6.	Revise to state that in the event that you break escrow and begin operations but fail to gain final regulatory approval, shareholders will receive their funds, less any expenses or the claims of creditors. Similarly, please add a more extensive discussion of this subject to the Summary.

Response: We have expanded the discussion of what refund a subscriber can expect in the event the bank fails to begin operations on both the cover and in the Summary (see page 1 and 3).

Christian Windsor, Esq.

December 8, 2004

Prospectus Summary – Page 1

7.	Since receiving regulatory approval is required before you begin operations, please revise this section to clarify the steps that you have and will have to take prior to receiving preliminary and final regulatory approval.

Response: We have added a discussion of the regulatory approval process to the Summary (see page 1).

Terms of the Offering – Page 6

8.	Revise this section to note any states in which you currently expect to qualify this offering.

Response: We have inserted the names of 10 states where Partners Financial Corporation intends to register its securities on page 7.

The Offering – Page 7

9.	Confirm that the continuous offering will be made at the $10.00 offering price throughout, regardless of the price in any trading market.

Response: On page 8 we have inserted a statement that the warrant exercise price will remain $10.00 for the duration of the continuous offering regardless of fluctuations in the price of the stock or trades at higher or lower prices.

10.	Revise this section and the Cover Page to identify the last date to which you can extend the offering.

Response: The cover page and page 8 have been revised to reflect the latest extension date: April 1, 2005.

Plan of Distribution and How to Subscribe – Page 10

11.	Revise this section to discuss the right of the Board to reject subscriptions at their sole discretion. If there are any particular types of subscriptions that the Board anticipates rejecting at this time, please identify those particular types of potential shareholders.

Response: We have added a disclosure about the Board’s lack of intent to reject any specific type of subscription to pages 11 and 7.

Christian Windsor, Esq.

December 8, 2004

12.	Please advise the staff, and revise this section, to clarify whether your officers and directors will be relying upon the safe harbor contained in Rule 3a4-1. If your officers and directors plan to rely upon the rule, please provide your analysis as to how you determined that they met the rule’s requirements. Alternatively, please identify the officers and directors as statutory underwriters or provide the staff with your analysis as to how you determined that they were not underwriters.

Response: We have revised this section to state that the company is relying on Rule 3a4-1’s safe harbor from its insiders being considered to be brokers. Specifically:

(i)	the company is not subject to disqualification under Section 3(a)(39) of the Securities Act of 1933 (Rule 3a4-1(a)(1));

(ii)	none of the company’s insiders will receive any direct or indirect compensation in connection with the securities transactions in this offering (Rule 3a4-1(a)(2)); and

(iii)	none of the company’s associated persons involved in the offering is an associated person of a broker or dealer (Rule 3a4-1(a)(3)).

With regard to the requirements of Rule 3a4-1(4), the company qualifies for the safe harbor under subsection (ii). Specifically:

(i)	all of the company’s associated persons involved in the offering serve as members of the Board or as executive officers and will continue to do so following the offering (Rule 3a4-1(4)(ii)(A));

(ii)	none of the associated persons involved in the offering have been a broker or dealer, or an associated person of a broker or dealer, within the last 12 months (Rule 3a4-1(4)(ii)(B); and

(iii)	none of the associated persons involved in the offering intend to participate in selling an offering of securities for any issuer during the company’s offering or in the 12 months following the last sale of any security under Rule 415 (excepting those in reliance on Rule 3a4-1(a)(4)(i) or (iii)) (Rule 3a4-1(4)(ii)(C)).

Capitalization – Page 12

13.	Your pro forma capitalization table shows a deficit balance in total stockholder’s equity under the minimum-offering scenario. Please revise.

Response: The negative balance in the minimum offering column was a typographical error. The parentheses have been deleted in the amendment.

Christian Windsor, Esq.

December 8, 2004

Dividend Policy – Page 12

14.	Revise this section to state whether management has any plans to pay dividends in the first 12 months of operations.

Response: We have revised the Dividend Policy section on page 14 to discuss management’s plans for the next 12 months.

Management’s Discussion and Analysis of Operations – Page 20

15.	Revise this section, or the discussion in the Business section to provide a more detailed description of how management intends to implement its business plan in the opening 12 months of operations. Which types of loans will you emphasize? What deposits will you focus upon, retail, commercial, brokered deposits? What risks does your operating strategy pose? The investor must be able to understand how you will deploy the capital raised in the offering as you begin operations. Please see Item 303(a) of regulation S-B.

Response: We have re-named the Management’s Discussion and Analysis of Financial Condition and Results of Operation to the more appropriate Plan of Operation. We have also expanded both this section and the Business section to provide more information regarding the company’s initial business plan and the risks associated with it.

Business of the Bank – Page 21

General – Page 21

16.	Advise or revise the first sentence of the second paragraph to clarify the meaning of “permanent loans.”

Response: We have revised the language on page 24 to provide a clearer explanation of the distinction between construction and permanent loans.

17.	Please consider clarifying the statement in the third paragraph that your locations will be a major tool in your effort to capture market share. We note disclosure that your locations will be one main office and one branch office in Naples.

Response: We have expanded the discussion of the advantages of the company’s locations on pages 24 and 24.

Market Area and Competition – Page 22

18.	Consider revising to provide demographic information on the age and aging trends of the population in Collier and Lee Counties.

Response: We have added information on the changing aging trends in Collier and Lee Counties on page 25.

Christian Windsor, Esq.

December 8, 2004

19.	Provide population and income demographics for Lee County.

Response: On page 25 we have inserted information concerning Lee County’s demographics.

Loan Portfolio – Page 23

20.	State the risks associated with each loan type and note which loans carry higher degrees of risk. Distinguish among the various residential loan types.

Response: We have added discussions of the risks of each segment of the loan portfolio on pages 26 and 27.

21.	Disclose the percentage of each loan type management anticipates will comprise the loan portfolio.

Response: These figures have been added on pages 26 and 27.

Management and Stock Ownership – Page 28

22.	Disclose Mr. DeBilio’s occupation between leaving Chittenden Trust in 1998 and starting at Bancshares of Florida in 2002. Also, please confirm that Mr. DeBilio is not subject to any covenants not to compete or any other restriction on his service with Partners by virtue of his work with Bancshares of Florida.

Response: We have expanded Mr. DeBilio’s biography on page 32. Also, please be advised that Mr. DeBilio is not subject to any covenant not to compete or any restriction on his service with the company by virtue of his previous position with Bancshares of Florida, Inc.

23.	Clarify when Mr. Saad became semi-retired and what occupation he currently engages in part-time.

Response: We have expanded Mr. Saad’s biography on page 33.

24.	Disclose when Mr. Watt became associated with Gulfshore Homes.

Response: We have expanded Mr. Watt’s biography on page 33.

25.	Clarify Mr. Weaver’s occupation during the past five years. The disclosure excludes his occupation between 2000 and 2002 and from 2003 to present.

Response: We have expanded Mr. Weaver’s biography on page 33.

Christian Windsor, Esq.

December 8, 2004

Part II Signatures

26.	Please revise to provide the signature of the Controller or Principal Accounting Officer. Any person who occupies more than one of the positions specified in the instructions for signatures of Form SB-2 shall indicate each capacity in which he signs the registration statement.

Response: The signature page has been revised to reflect signing by the Controller and Principal Accounting Officer.

We trust that the foregoing provides the Securities and Exchange Commission with the information it was seeking concerning Partners Financial Corporation’s Form SB-2/A. Should you have any further questions or comments, please do not hesitate to call me at (850) 878-2411.

Sincerely,

IGLER & DOUGHERTY, P.A.

/s/ RICHARD PEARLMAN
Richard Pearlman

cc:	Jessica Livingston, Esq.

Sharon M. Johnson

Don Walker